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                            July 19, 2023

       Samuel D. Bush
       Chief Financial Officer
       Saga Communications, Inc.
       73 Kercheval Avenue
       Grosse Pointe Farms, Michigan 48236

                                                        Re: Saga Communications
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            8-K filed May 3,
2023
                                                            File No. 001-11588

       Dear Samuel D. Bush:

               We have reviewed your June 29, 2023 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed May 3, 2023

       Selected Consolidated Financial Data
       For the Three Months Ended March 31, 2023 and March 31, 2022, page 3

   1. We note your response to prior comment 2. Please clarify your statement that you do not
                                                        view    Amount
available for dividends or other corporate purposes    as a liquidity or
                                                        performance measure and
tell us why you believe each of the reconciling items is
                                                        appropriate to arrive
at a non-GAAP measure for which the most directly comparable
                                                        GAAP measure is Cash
flows from operating activities. In addition, tell us how you considered Question
102.07 of the C&DI on Non-GAAP Financial Measures as it does not appear that you
should imply that this measure represents the residual cash flow available for
discretionary expenditures.

                                                        You may contact Kathryn
Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
 Samuel D. Bush
Saga Communications, Inc.
July 19, 2023
Page 2

Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameSamuel D. Bush                          Sincerely,
Comapany NameSaga Communications, Inc.
                                                          Division of
Corporation Finance
July 19, 2023 Page 2                                      Office of Technology
FirstName LastName